EXHIBIT 12.1

ARCHSTONE COMMUNITIES TRUSTCOMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

                                      Nine Months Ended
                                        September 30,              Twelve Months Ended December 31,
                                      2001       2000       2000      1999      1998       1997¹      1996
Earnings from operations.........   $  119,980 $  140,050 $  176,466 $ 169,339 $ 134,571 $  24,686 $  94,089
Add:
   Interest expense..............       98,980    109,010    145,173   121,494    83,350    61,153    35,288
Earnings as adjusted.............   $  218,960 $  249,060 $  321,639 $ 290,833 $ 217,921 $  85,839 $ 129,377
                                    ========== ========== ========== ========= ========= ========= =========
Fixed charges:
   Interest expense..............   $   98,980 $  109,010 $  145,173 $ 121,494 $  83,350 $  61,153 $  35,288
   Capitalized interest..........       15,092     18,694     24,317    31,912    29,942    17,606    16,941
     Total fixed charges.........   $  114,072 $  127,704 $  169,490 $ 153,406 $ 113,292 $  78,759 $  52,229
                                    ========== ========== ========== ========= ========= ========= =========
Ratio of earnings to fixed
   charges.......................          1.9        2.0        1.9       1.9       1.9       1.1       2.5
                                    ========== ========== ========== ========= ========= ========= =========
(1)	Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone’s REIT and property management companies from Security Capital Group Incorporated. Excluding the charge, the ratio of earnings to fixed charges for the year ended December 31, 1997 would be 2.0.